Oaktree Diversified Income Fund Inc.

Brookfield Place, 250 Vesey Street

New York, New York 10281

October 22, 2021

Anu Dubey

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Oaktree Diversified Income Fund Inc. (the “Fund”)

Pre-Effective Amendment No. 1 to Form N-2 Registration Statement

File Numbers: 333-257789; 811-23715

Dear Ms. Dubey:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Fund hereby requests that the effective date of the Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 be accelerated so that the Pre-Effective Amendment No. 1 may be declared effective on October 26, 2021, or as soon thereafter as reasonably practicable.

Sincerely,

/s/ Brian F. Hurley

Brian F. Hurley, Esq.

Principal Executive Officer

Quasar Distributors, LLC

111 East Kilbourn Avenue, Suite 2200

Milwaukee, Wisconsin 53202

October 22, 2021

Anu Dubey

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Oaktree Diversified Income Fund Inc. (the “Fund”)

Pre-Effective Amendment No. 1 to Form N-2 Registration Statement

File Numbers: 333-257789; 811-23715

Dear Ms. Dubey:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Quasar Distributors, LLC, as underwriter, hereby join the Fund in requesting that the effective date of the above-referenced Amendment to the Fund’s Registration Statement be accelerated so that it will be declared effective on October 26, 2021, or as soon as practicable.

Securities of the Fund are being sold on a best efforts basis. No preliminary prospectuses have been or will be distributed before the date of effectiveness of the above-referenced Amendment to the Fund's Registration Statement. Prospective investors will receive final prospectuses.

Sincerely,

Mark Fairbanks

Vice-President

for Quasar Distributors, LLC